UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-31557

Capital Alliance Group Inc.
(Exact name of registrant as specified in its charter)

Suite 1200, 777 West Broadway
Vancouver British Columbia Canada V5Z 4J7
(Address, including zip code & telephone number, including area code, of registrant?s principal executive offices)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1,002

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital Alliance Group Inc.
has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 25, 2005	/s/ Tim Leong
Tim Leong, Chief Financial Officer